                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*


                               CROWN VANTAGE INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                               CUSIP No. 228622106
                                 (CUSIP Number)

                                C. Derek Anderson
                     Plantagenet Capital Management, L.L.C.
                               220 Sansome Street
                                    Suite 460
                         San Francisco, California 94104
                                  (415)433-6536
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 24, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 15 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 228622106
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Plantagenet Capital Fund II, L.P.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*
                                                                        (a) [  ]

                                                                        (b) [ X]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         WC
---------======================================================================
   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                           [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         Cayman Islands
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         801,000
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      801,000
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         801,000
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*
                                                                           [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         8.2%
---------======================================================================
   14    Type of Reporting Person*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 15 Pages

      SCHEDULE 13D
===============================
 CUSIP No. 228622106
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Plantagenet Capital Partners, L.P.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*
                                                                        (a) [  ]

                                                                        (b) [ X]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF
---------======================================================================
   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                           [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         Cayman Islands
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         801,000
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      801,000
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         801,000
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*
                                                                           [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         8.2 %
---------======================================================================
   14    Type of Reporting Person*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 15 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 228622106
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Plantagenet Capital Management, L.L.C.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*
                                                                        (a) [  ]

                                                                        (b) [ X]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF
---------======================================================================
   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                           [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         Delaware
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         801,000
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      801,000
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         801,000
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*
                                                                           [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         8.2 %
---------======================================================================
   14    Type of Reporting Person*

         OO
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 15 Pages

      SCHEDULE 13D
===============================
 CUSIP No. 228622106
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

          John J. Zappettini
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*
                                                                        (a) [  ]

                                                                       (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF
---------======================================================================
   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                           [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States of America
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         801,000
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      801,000
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         801,000
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*
                                                                           [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         8.2 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 15 Pages

            SCHEDULE 13D
===============================
 CUSIP No. 228622106
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         C. Derek Anderson
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*
                                                                        (a) [  ]

                                                                        (b) [ X]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)
                                                                           [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States of America
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         801,000
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      801,000
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         801,000
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*
                                                                           [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         8.2 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 15 Pages

Item 1.  Security and Issuer.

      This statement relates to shares of Common Stock, no par value, (the "Shares") of Crown Vantage Inc. (the "Company"). The Company's principal offices are located at 300 Lakeside Drive, Oakland, CA 94612.

Item 2.  Identity and Background.

     (a) This statement is filed by (i) Plantagenet Capital Fund II, L.P., a Cayman Islands limited partnership ("Plantagenet II"), with respect to the Shares held by it; (ii) Plantagenet Capital Partners, L.P., a Cayman Islands limited partnership ("PCP"), with respect to the Shares held by Plantagenet II as listed in (i) above; (iii) Plantagenet Capital Management, L.L.C., a Delaware limited liability company ("PCMLLC"), with respect to the Shares held by Plantagenet II as listed in (i) above; (iv) John Zappettini ("Zappettini") with respect to the Shares held by Plantagenet II as listed in (i) above; and (v) C. Derek Anderson ("Anderson") with respect to the Shares held by Plantagenet II as listed in (i) above. (Plantagenet II, PCP, PCMLLC, Zappettini, and Anderson shall collectively be referred to hereafter as the "Reporting Persons.")

     The Shares reported hereby for Plantagenet II are owned directly by it. Both PCP, as the general partner of Plantagenet II, and PCMLLC, as the general partner of PCP, may be deemed to be the beneficial owner of the Shares held by Plantagenet II. Zappettini, as Managing Partner of PCMLLC, may be deemed to be the beneficial owner of the Shares held by Plantagenet II. Anderson, as President and managing member of PCMLLC, may be deemed to be the beneficial owner of the Shares held by Plantagenet II. Each of PCP, PCMLLC, Zappettini and Anderson hereby disclaim any beneficial ownership of any such Shares.

     (b) The business address of each of the Reporting Persons is 220 Sansome Street, Suite 460, San Francisco, California 94104.

     (c) The principal occupation and business of each of the Reporting Persons is as follows:

                               Page 7 of 15 Pages

      Plantagenet II: Private  investment fund engaged in the purchase and sale of investments for its own account.
      PCP: General Partner of Plantagenet II and of Plantagenet Capital Fund,
            L.P., a Cayman Islands limited partnership
      PCMLLC:  General Partner of PCP
      Zappettini: Managing Partner of PCMLLC
      Anderson: President and managing member of PCMLLC; Chairman of the Investment Committee and Director of Anderson Capital Management, Inc., an investment adviser

     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Zappettini and Anderson are each citizens of the United States of America.

Item 3. Source and Amount of Funds and Other Consideration.

     The net investment cost (including commission) is approximately $2,106,011 for the 801,000 Shares held by Plantagenet II. The consideration for such acquisitions was obtained from the working capital contributed by the limited partners of the partnership.

Item 4. Purpose of the Transaction.

     The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares by Plantagenet II were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

     Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with the investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment

                               Page 8 of 15 Pages
opportunities,  liquidity  requirements  of the  Reporting  Person  and/or other
investment  considerations.   No  Reporting  Person  has  made  a  determination
regarding  a  maximum  or  minimum  number of  Shares  which it may hold.

     Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

     Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities  of the Issuer

A.  Plantagenet  Capital Fund II, L.P.

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Plantagenet II is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 9,723,315 Shares outstanding reported by the Company in its Form 10Q for the period ended June 28, 1998 filed with the Securities and Exchange Commission on August 12, 1998.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares entered into by Plantagenet II in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions. (d) PCP, as the general partner of Plantagenet II, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet II. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

     (e)  Not applicable.

B. Plantagenet Capital Partners, L.P.

                               Page 9 of 15 Pages

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for PCP is incorporated herein by reference.

     (c)  Not applicable.

     (d) PCP, as the general partner of Plantagenet II, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet II. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

     (e)  Not applicable.

C. Plantagenet Capital Management, L.L.C.

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for PCMLLC is incorporated herein by reference.

     (c)  Not applicable.

     (d) PCP, as the general partner of Plantagenet II, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet II. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

     (e)  Not applicable.

D. John J. Zappettini

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Zappettini is incorporated herein by reference.

     (c)  Not applicable.

     (d) PCP, as the general partner of Plantagenet II, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet II. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

     (e)  Not applicable.


E. C. Derek Anderson

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for C. Derek Anderson is incorporated herein by reference.

     (c)  Not applicable.

                              Page 10 of 15 Pages

     (d) PCP, as the general partner of Plantagenet II, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet II. PCMLLC is the general partner of PCP. Zappettini is Managing Director and Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

     (e)  Not applicable.

     The Shares reported hereby for Plantagenet II are owned directly by it. Both PCP, as the general partner of Plantagenet II, and PCMLLC, as the general partner of PCP, may be deemed to be the beneficial owner of the Shares held by Plantagenet II. Zappettini, as Managing Partner of PCMLLC, may be deemed to be the beneficial owner of the Shares held by Plantagenet II. Anderson, as President and managing member of PCMLLC, may be deemed to be the beneficial owner of the Shares held by Plantagenet II. Each of PCP, PCMLLC, Zappettini and Anderson hereby disclaim any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                              Page 11 of 15 Pages

                                   SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October  2, 1998


                           PLANTAGENET CAPITAL FUND II, L.P.

                           By:PLANTAGENET CAPITAL PARTNERS, L.P.,
                               its General Partner

                           By:PLANTAGENET CAPITAL MANAGEMENT L.L.C.,
                               its General Partner

                           By: /s/ C. Derek Anderson
                              Name: C. Derek Anderson
                              Title: Senior Managing Partner


                           PLANTAGENET CAPITAL PARTNERS, L.P.

                           By:PLANTAGENET CAPITAL MANAGEMENT L.L.C.,
                               its General Partner

                           By: /s/ C. Derek Anderson
                              Name: C. Derek Anderson
                              Title: Senior Managing Partner


                           PLANTAGENET CAPITAL MANAGEMENT L.L.C.

                           By: /s/ C. Derek Anderson
                              Name: C. Derek Anderson
                              Title: Senior Managing Partner

                           /s/ John J. Zappettini
                           John J. Zappettini

                           /s/ C. Derek Anderson
                           C. Derek Anderson

                              Page 12 of 15 Pages

                                   SCHEDULE A

                        SHARE PURCHASES OF PLANTAGENET II


                                    NUMBER OF                   PRICE
        TRADE DATE              SHARES PURCHASED              PER SHARE
                                                       (Including commission)

          9/22/98                    300,000                    $2.77
          9/23/98                    60,000                     $2.53
          9/24/98                    300,000                    $2.48
          9/25/98                    115,000                    $2.54
          9/28/98                     5,000                     $3.03
          9/29/98                     1,000                     $3.45
          9/30/98                    20,000                     $3.48

                              Page 13 of 15 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-(f)(1)


      The  undersigned  acknowledge  and agree that the  foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: October 2, 1998

                        PLANTAGENET CAPITAL FUND II, L.P.

                         By:   PLANTAGENET CAPITAL PARTNERS, L.P.,
                               its General Partner

                         By: PLANTAGENET CAPITAL MANAGEMENT, L.L.C., its General Partner


                         By:   /s/ C. Derek Anderson
                               Name: /s/ C. Derek Anderson
                               Title: Senior Managing Director


                         PLANTAGENET CAPITAL PARTNERS, L.P.

                         By: PLANTAGENET CAPITAL MANAGEMENT, L.L.C., its General Partner


                         By:   /s/ C. Derek Anderson
                               Name: C. Derek Anderson
                               Title: C. Derek Anderson

[Signatures continued to next page]

                              Page 14 of 15 Pages

[Signatures continued from prior page]


                        PLANTAGENET CAPITAL MANAGEMENT, L.L.C.,


                         By:   /s/ C. Derek Anderson
                               Name: C. Derek Anderson
                               Title: Senior Managing Director


                         /s/ John J. Zappettini
                         John J. Zappettini


                         /s/ C. Derek Anderson
                         C. Derek Anderson

                              Page 15 of 15 Pages